Exhibit 99.2
SOUFUN HOLDINGS LIMITED
ANTI-FRAUD AND WHISTLE-BLOWER POLICY
Chapter 1. General Principles
1.	Overview. We, SouFun Holdings Limited, have established this Anti-Fraud and Whistle-blower Policy (the “Anti-Fraud Policy”) as we are committed to the highest possible standards of openness, honesty and accountability in all of our affairs. We are determined to maintain a culture of honesty and opposition to fraud and corruption. Based on this commitment, this Anti-Fraud Policy outlines the principles to which we are committed in relation to preventing, reporting and managing fraud and corruption. Our Anti-Fraud policy reinforces our approach to business dealings by articulating our core values and by setting out the ways in which our employees or members of the public can voice their concerns about suspected fraud or corruption. It also outlines who at our company will deal with such complaints.

2.	Objectives. The primary objective of this Anti-Fraud Policy is to prevent fraud, enhance our governance and internal controls, standardize our business activities, maintain integrity in our business dealings, establish procedures and protections that allow our employees and members of the public to act on suspected fraud or corruption with potentially adverse ramifications and to achieve our legitimate business objectives for the benefit of our shareholders.

3.	Implementation. This Anti-Fraud Policy shall be implemented immediately upon its approval and adoption by our Board of Directors. This Anti-Fraud Policy is to be implemented where suspicions of fraud or corruption have been raised.
Chapter 2. Definition and Categories of Fraud
1.	Definition. Fraud in this Anti-Fraud Policy is defined as (a) the use of deception with the intention of pursuing personal interests and causing loss to the proper interests of our company, (b) the illegitimate pursuit of inappropriate company interests for personal gain, and (c) the intentional distortion of financial statements or other records by persons internal or external to our company, which is carried out to conceal misappropriation of assets or personal gain.

2.	Examples of Fraud and Fraudulent Behavior. Some examples of fraud or fraudulent behavior include:
•	Usurpation of corporate interests for personal gain;

•	Misappropriation of assets, embezzlement and theft;

•	Payment or receipt of bribes, kickbacks or other inappropriate payments;

•	Participation in sham or fraudulent transactions;

•	Deceptive, misleading or false statements about corporate transactions;

•	Forgery or alteration of accounting record or vouchers;

•	Failing to keep confidential trade secrets of our company;

•	Non-disclosure of material information needed for an informed investment decision; and

•	Other fraud behaviors causing loss to our company interests.
This is not an exhaustive list. If you are in doubt about the seriousness of your concern, advice and guidance can be sought from the Office of the Chief Counsel.
Chapter 3. Oversight and Responsibilities
The Office of the Chief Counsel shall have the primary responsibility for preventing, monitoring and rectifying fraud and potentially fraudulent behavior. The Office of the Chief Counsel shall establish, implement and monitor procedures and controls designed to assess, prevent and remediate fraud and fraudulent behavior and issue periodic reports on the effectiveness of the implementation of this Anti-Fraud Policy. All our divisions and departments (“Divisions”) shall implement the procedures and controls developed by the Office of the Chief Counsel and periodically issue reports regarding the implementation of this Anti-Fraud Policy to the Office of the Chief Counsel which shall then issue to the Internal Audit Department on a comprehensive report of the implementation and effectiveness of this Anti-Fraud Policy.
Chapter 4. Prevention and Control of Fraud
Managers in each Division (“Managers”) shall advocate and develop a corporate culture of honesty and integrity, assess the risk of fraud arising in the normal business operations of each Division, establish controls and procedures designed to eliminate the likelihood of fraud and to receive, investigate, report and recommend a remedial course of action in respect to suspected or voiced concerns of fraud or fraudulent behavior.
Managers shall promote a regular corporate culture of honesty and integrity through the following actions and activities:
1)	Managers shall lead by example in complying with this Anti-Fraud Policy;

2)	Managers shall regularly communicate our message of honesty and integrity with our employees through the Employee Handbook and other written and verbal presentations of the principles underlying this Anti-Fraud Policy;

3)	Managers shall conduct periodic meetings to ensure employees attend trainings regarding business ethics and the related laws and regulations;

4)	Managers shall notify all direct or indirect interest parties, including external parties (customers, suppliers, supervision authorities and shareholders) regarding this Anti-Fraud Policy and the obligation of the employees to comply therewith;

5)	Managers shall notify employees and external third parties of the opportunity and procedures for anonymously reporting wrongdoings and dishonest behavior;

6)	In connection with our annual overall risk management assessment process (including the risk assessment for SOX 404 compliance), Managers shall identify and assess the importance and possibility of fraud risk at entity level, in each business department level and at all significant accounts levels. The assessment should include a report disclosing any inaccuracies or misrepresentations in our financial reports, incidents involving embezzlement of company assets, improper income or expenditures and a fraud risk assessment in respect of senior management and our Board of Directors;

7)	Periodic reports shall be issued by the Manager of each Division to the Office of the Chief Counsel which shall then issue to the Internal Audit Department regarding the operations of this Anti-Fraud Policy within each such Division;

8)	Managers shall establish control procedures to reduce the potential occurrence of fraud through protective approval, authorization and audit checks, segregation of duties, periodic compliance reviews and similar prophylactic measures; and

9)	Managers shall perform customary background checks (education, work experience and criminal records) for individuals being considered for employment or for promotion to positions of trust. Formal written documents for background checks shall be retained and filed in employee’s record.
Chapter 5. Reporting Fraud or Fraudulent Behavior
1)	The Internal Audit Department shall establish and maintain reliable communications channels (telephone hotlines, e-mail and mail) allowing for the anonymous reporting of actual or suspected instances of fraud or fraudulent behavior committed by our company or any of our employees, representatives or advisors. Contact information for the various channels of communication shall be publicized so that actual or suspected cases of fraud or fraudulent behavior and violation of business ethics can be reported.

2)	Complaints and concerns relating to instances of actual or suspected instances of fraud or fraudulent behavior or questionable accounting, internal control or auditing matters shall be reportable through the established channels of communications and may be reported on an anonymous basis.

3)	The Internal Audit Department shall promptly investigate alleged and/or reported instances of fraud or fraudulent behavior. If any member of our senior management is involved in the alleged and/or reported instances of fraud or fraudulent behavior, a special investigation team shall be organized to conduct an investigation with the assistance of the Internal Audit Department and shall report directly to our Board of Directors.

4)	Quarterly reports shall be issued by the Internal Audit Department to the Board of Directors regarding the nature and status of any complaints and/or investigations involving fraud or fraudulent behavior. Such reports shall be retained and made available in accordance with our customary document retention policies.
Chapter 6. The Internal Audit Department and its Function
1)	The Internal Audit Department, which is appointed as our anti-fraud organization, shall implement and execute this Anti-Fraud Policy. Among other things, the Internal Audit Department shall:
•	organize and assist each of the Managers with an annual fraud risk assessment for each Division;

•	perform an independent anti-fraud assessment on each Division;

•	review and assess the establishment and operation of this Anti-Fraud Policy for SOX 404 compliance;

•	receive, assess, investigate and resolve complaints and/or reports of alleged fraud or fraudulent behavior;

•	review and assess reports from our internal auditors, which shall be issued on a quarterly basis; and

•	implement, execute and oversee the operation of the policies and procedures contained in the Anti-Fraud Policy.
2)	Annual reports shall be issued by the Internal Audit Department to the Board of Directors regarding the implementation and effectiveness of this Anti-Fraud Policy. Such reports shall be retained and made available in accordance with our customary document retention policies.
Chapter 7. Guidance and Supervision for Anti-Fraud
1)	Adequate monetary and human resources shall be committed by our company to implement and maintain the policies and procedures articulated in this Anti-Fraud Plan.

2)	The annual report of the Internal Audit Department to the Board of Directors shall address the following:
•	measures taken during the preceding year by Managers to implement the policies and procedures in this Anti-Fraud Policy;

•	the effectiveness of anti-fraud procedures and control policies, including the identification of fraud risk;

•	the possibility of management override of controls, or other inappropriate influences over the financial reporting process;

•	the status of investigations into alleged fraud and fraudulent behavior;

•	review account policies and procedures utilized to detect and eliminate fraud and fraudulent behavior in financial reporting; and

•	review significant non-recurring transactions and related party transactions.
Chapter 8. Whistle-blower Policy
1)	General Policy. We recognize that the decision to report a concern about suspected fraud or fraudulent behavior can be a difficult one to make. Employees are often the first to realize that there is something seriously wrong within our company. However, they may not express their concerns because they feel that speaking up would be disloyal to their colleagues or to our company. They may also fear reprisals, harassment or victimization. In these circumstances, it may be easier to ignore the concern rather than report what may just be a suspicion. We encourage and enable employees, staff and external parties, such as agents, advisors and representatives, to raise serious concerns within our company rather than overlooking a problem or blowing the whistle to the media or other external bodies.

2)	Confidentiality. We will do our best to protect an individual’s identity when he or she raises a concern; however, the investigation process may reveal the source of the information and a statement by the individual may be required as part of the evidence.

3)	Anonymous Allegations. Individuals are encouraged to put their names to allegations. Concerns expressed anonymously are much less powerful, but they will be considered and investigated at our discretion. In exercising this discretion, the factors to be taken into account would include: the seriousness of the issues raised; the credibility of the concern; and the likelihood of confirming the allegation from attributable sources.

4)	Untrue Allegations. If an allegation is made in good faith, no action will be taken against the originator. If, however, individuals make malicious and false allegations, action may be considered against the individual making the allegation.

5)	Public Actions. We encourage members of the public who suspect fraud and corruption to contact our CEO, CFO, the Office of General Counsel, the Internal Audit Department or the Chairman of our Audit Committee.

For issues raised by employees or members of the public, the action taken by us will depend on the nature of the concern. The matters raised may be investigated internally or be referred to the appropriate authorities. Within 5 working days of a concern being received, the complainant will receive a letter acknowledging that the concern has been received, indicating that the matter will be addressed, giving an estimate of how long it will take to provide a final response and telling them whether any further investigations will take place.

6)	Internal Report. A written report regarding an investigation into an allegation of fraud or fraudulent behavior shall be produced by the Internal Audit Department.

7)	Remedial Action. If, after an investigation into the alleged fraud or fraudulent behavior, it is determined that the allegation have merit or are materially true, we reserve the right to take all appropriate actions including terminating the employment of any perpetrators, reporting the fraud or fraudulent activities to appropriate government authorities and pursuing legal actions, both civil and criminal, against the perpetrator.
Chapter 9. Applicable Scope
This Anti-Fraud Policy applies to our company and our affiliates.
Chapter 10. Supplementary Clauses
This Anti-Fraud Policy is effective from August 4, 2010.

Whistleblower hotline:	Chairman of the Audit Committee
	Tel: +86 139 1181 5937	Mr. Sam Hanhui Sun

The Internal Audit Department
	Tel: +86 10 5930 6165	Ms. Ran Huang

Email address:	Chairman of the Audit Committee
	Email: sunhhsam@msn.com	Mr. Sam Hanhui Sun

The Internal Audit Department
	Email: huangran@soufun.com	Ms. Ran Huang
Mail address:	Internal Audit Department and/or the Chairman of the Audit Committee SouFun Holdings Limited, 10th Floor, Tower 3 Xihuan Plaza, No.1 Xizhimenwai Avenue Xicheng District, Beijing 100044, P.R. China